UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 25)*

TransAtlantic Petroleum Ltd.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

G89982113

(CUSIP Number)

Dalea Management, LLC

16803 Dallas Parkway Suite 300

Addison, Texas 75001

Attention: Michael S. Haynes

(972) 590-9931

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G89982113

1	NAME OF REPORTING PERSON Dalea Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,789,787*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,789,787*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,789,787*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%*
14	TYPE OF REPORTING PERSON PN

*

While the above figures include all of the 1,921,668 common shares into which Dalea Partners’ Series A Preferred Shares are convertible, please see Item 3 with respect to the limitation on such conversion pursuant to the Mitchell Beneficial Ownership Cap.

CUSIP No. G89982113

1	NAME OF REPORTING PERSON Dalea Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,789,787*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,789,787*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,789,787*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%*
14	TYPE OF REPORTING PERSON CO

*

While the above figures include all of the 1,921,668 common shares into which Dalea Partners’ Series A Preferred Shares are convertible, please see Item 3 with respect to the limitation on such conversion pursuant to the Mitchell Beneficial Ownership Cap.

CUSIP No. G89982113

1	NAME OF REPORTING PERSON Longfellow Energy, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 39,827,220*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 39,827,220*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,827,220*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.7%*
14	TYPE OF REPORTING PERSON PN

*

While the above figures include all of the 24,386,882 common shares into which Longfellow’s Series A Preferred Shares are convertible, please see Item 3 with respect to the limitation on such conversion pursuant to the Mitchell Beneficial Ownership Cap.

CUSIP No. G89982113

1	NAME OF REPORTING PERSON Deut 8, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 39,827,220*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 39,827,220*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,827,220*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.7%*
14	TYPE OF REPORTING PERSON CO

*

While the above figures include all of the 24,386,882 common shares into which Longfellow’s Series A Preferred Shares are convertible, please see Item 3 with respect to the limitation on such conversion pursuant to the Mitchell Beneficial Ownership Cap.

CUSIP No. G89982113

1	NAME OF REPORTING PERSON N. Malone Mitchell 3rd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 302,300
	8	SHARED VOTING POWER 57,016,617*
	9	SOLE DISPOSITIVE POWER 302,300
	10	SHARED DISPOSITIVE POWER 57,016,617*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,318,917
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.4%*
14	TYPE OF REPORTING PERSON IN

*

While the above figures include all of the 26,308,550 common shares into which Mitchell’s Series A Preferred Shares are convertible, please see Item 3 with respect to the limitation on such conversion pursuant to the Mitchell Beneficial Ownership Cap.

CUSIP No. G89982113

1	NAME OF REPORTING PERSON Amy Mitchell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,000
	8	SHARED VOTING POWER 57,016,617*
	9	SOLE DISPOSITIVE POWER 25,000
	10	SHARED DISPOSITIVE POWER 57,016,617*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,041,617*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.1%*
14	TYPE OF REPORTING PERSON IN

*

While the above figures include all of the 26,308,550 common shares into which Mitchell’s Series A Preferred Shares are convertible, please see Item 3 with respect to the limitation on such conversion pursuant to the Mitchell Beneficial Ownership Cap.

CUSIP No. G89982113

1	NAME OF REPORTING PERSON Alexandria Nicole Mitchell Trust #2005
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,846,406*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,846,406*
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,846,406*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4065%
14	TYPE OF REPORTING PERSON OO

*

While the above figures includes 1,875,914 common shares into which Alexandria Nicole Mitchell Trust #2005’s Series A Preferred Shares are convertible, please see Item 3 with respect to the limitation on such conversion pursuant to the Mitchell Beneficial Ownership Cap.

CUSIP No. G89982113

1	NAME OF REPORTING PERSON Elizabeth Lee Mitchell Trust #2005
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,846,406*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,846,406*
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,846,406*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4065%
14	TYPE OF REPORTING PERSON OO

*

While the above figures includes 1,875,914 common shares into which Elizabeth Lee Mitchell Trust #2005’s Series A Preferred Shares are convertible, please see Item 3 with respect to the limitation on such conversion pursuant to the Mitchell Beneficial Ownership Cap.

CUSIP No. G89982113

1	NAME OF REPORTING PERSON Noah Malone Mitchell, 4th Trust #2005
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,846,406*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,846,406*
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,846,406*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4065%
14	TYPE OF REPORTING PERSON OO

*

While the above figures includes 1,875,914 common shares into which Noah Malone Mitchell, 4th Trust #2005’s Series A Preferred Shares are convertible, please see Item 3 with respect to the limitation on such conversion pursuant to the Mitchell Beneficial Ownership Cap.

CUSIP No. G89982113

1	NAME OF REPORTING PERSON Stevenson Briggs Mitchell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,875,914*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,875,914*
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,875,914*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9041%*
14	TYPE OF REPORTING PERSON IN

*

While the above figures includes 1,875,914 common shares into which Stevenson Briggs Mitchell’s Series A Preferred Shares are convertible, please see Item 3 with respect to the limitation on such conversion pursuant to the Mitchell Beneficial Ownership Cap.

AMENDMENT NO. 25 TO SCHEDULE 13D

This Amendment No. 25 to Schedule 13D (this “Twenty-Fourth Amendment”) amends and supplements the Schedule 13D originally filed on April 17, 2008, as amended by Amendment No. 1 on June 25, 2008, Amendment No. 2 on August 28, 2008, Amendment No. 3 on September 29, 2008, Amendment No. 4 on December 30, 2008, Amendment No. 5 on July 2, 2009, Amendment No. 6 on December 3, 2009, Amendment No. 7 on September 13, 2010, Amendment No. 8 on May 17, 2011, Amendment No. 9 on March 23, 2012, Amendment No. 10 on January 10, 2014, Amendment No. 11 on January 14, 2015, Amendment No. 12 on May 5, 2015, Amendment No. 13 on August 28, 2015, Amendment No. 14 on April 13, 2016, Amendment No. 15 on July 12, 2016, Amendment No. 16 on December 1, 2016, Amendment No. 17 on April 20, 2017, Amendment No. 18 on December 6, 2017, Amendment No. 19 on August 20, 2018, Amendment No. 20 on December 12, 2018, Amendment No. 21 on December 13, 2018, Amendment No. 22 on December 13, 2019, Amendment No. 23 on April 22, 2020, and Amendment No. 24 on May 28, 2020 (collectively, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Schedule 13D.

This Twenty-Fifth Amendment is being filed to make updates and amendments to the Schedule 13D as follows:

Item 1.	Security and Issuer

There are no changes to the Item 1 information previously filed.

Item 2.	Identity and Background

There are no changes to the Item 2 information previously filed.

Item 3.	Source and Amount of Funds or Other Consideration

There are no changes to the Item 3 information previously filed.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by deleting the following language thereto:

“On April 14, 2020, Mr. Mitchell, Dalea, Longfellow, the Alexandria Trust, the Noah Trust, the Elizabeth Trust and Mr. Stevenson Briggs Mitchell (collectively, the “Preferred Group”) submitted an initial non-binding preliminary letter of intent and term sheet (the “Initial Proposal”) to the board of directors of the Issuer (the “Board”). In the Initial Proposal, the Preferred Group proposed to acquire all of the outstanding shares of Common Stock of the Issuer. On April 18, 2020, the Board rejected the Preferred Group’s Initial Proposal based on their view of the purchase price. On April 21, 2020, the Preferred Group submitted a revised non-binding preliminary letter of intent and term sheet to the Board (the “First Revised Proposal”). On May 26, 2020, the Board rejected the Preferred Group’s First Revised Proposed based on their view of the purchase price. On May 28, 2020, the Preferred Group submitted a second revised non-binding preliminary letter of intent and term sheet to the Board (the “Second Revised Proposal”, together with the Initial Proposal and the First Revised Proposal, the “Proposal”). The Proposal also provided that, among other things, the Preferred Group would negotiate and execute definitive agreements with respect to the contemplated transaction that would provide for representations, warranties, covenants and conditions that would be market and appropriate for transactions of this type. If such acquisition transaction is carried out and consummated, the Reporting Persons intend to delist the Issuer’s securities from all stock exchanges and the registration of the shares of Common Stock of the Issuer is expected to be terminated.

References to the Proposal in this Schedule 13D are qualified in its entirety by reference to the Second Revised Proposal, which is attached hereto as Exhibit 1, and is incorporated herein by reference in its entirety.”

Item 4 is hereby amended and supplemented by inserting the following language thereto:

“On April 14, 2020, Mr. Mitchell, Dalea, Longfellow, the Alexandria Trust, the Noah Trust, the Elizabeth Trust and Mr. Stevenson Briggs Mitchell (collectively, the “Preferred Group”) submitted an initial non-binding preliminary letter of intent and term sheet (the “Initial Proposal”) to the board of directors of the Issuer (the “Board”). In the Initial Proposal, the Preferred Group proposed to acquire all of the outstanding shares of Common Stock of the Issuer. On April 18, 2020, the Board rejected the Preferred Group’s Initial Proposal based on their view of the purchase price. On April 21, 2020, the Preferred Group submitted a revised non-binding preliminary letter of intent and term sheet to the Board (the “First Revised Proposal”). On May 26, 2020, the Board rejected the Preferred Group’s First Revised Proposed based on their view of the purchase price. On May 28, 2020, the Preferred Group submitted a second revised non-binding preliminary letter of intent and term sheet to the Board (the “Second Revised Proposal” and together with the Initial Proposal and First Revised Proposal, the “Proposal”). On June 1, 2020 (the “Rejection Date”), the Board rejected the Preferred Group’s Second Revised Proposal based on their view of the purchase price. Since the Rejection Date, the Board and the Preferred Group have further discussed the potential transactions contemplated by the Proposal and, as a result of such discussions and further negotiations, the Board and the Preferred Group entered into a revised non-binding preliminary letter of intent and term sheet, dated June 29, 2020 (the “Final Proposal”), setting forth the general terms and conditions of the transactions contemplated thereby as agreed to by the parties. The Final Proposal provides that, among other things, the Preferred Group will negotiate and execute definitive agreements with respect to the contemplated transaction that would provide for representations, warranties, covenants and conditions that would be market and appropriate for transactions of this type. If such acquisition transaction is carried out and consummated, the Reporting Persons intend to delist the Issuer’s securities from all stock exchanges and the registration of the shares of Common Stock of the Issuer is expected to be terminated.

References to the Proposal in this Schedule 13D are qualified in its entirety by reference to the Final Proposal, which is attached hereto as Exhibit 1, and is incorporated herein by reference in its entirety.”

Item 5.	Interest in Securities of the Issuer

Item 5(a), Item 5(b) and Item 5(c) are hereby amended and restated to read in their entirety as follows:

“(a) Amount beneficially owned

(i) Dalea Partners beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Dalea Partners cover page of this Twenty-Fifth Amendment.

(ii) Dalea Management beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Dalea Management cover page of this Twenty-Fifth Amendment.

(iii) Longfellow beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Longfellow cover page of this Twenty-Fifth Amendment.

(iv) Deut 8 beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Deut 8 cover page of this Twenty-Fifth Amendment.

(v) Malone Mitchell beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Malone Mitchell cover page of this Twenty-Fifth Amendment.

(vi) Amy Mitchell beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Amy Mitchell cover page of this Twenty-Fifth Amendment.

(vii) Alexandria Trust beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Alexandria Trust cover page of this Twenty-Fifth Amendment.

(viii) Elizabeth Trust owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Elizabeth Trust cover page of this Twenty-Fifth Amendment.

(ix) Noah Trust owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Noah Trust cover page of this Twenty-Fifth Amendment.

(x) Stevenson Briggs Mitchell owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Stevenson Briggs Mitchell cover page of this Twenty-Fifth Amendment.

(b) Power to Vote/ Power to Dispose

(i) Dalea Partners shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the Dalea Partners cover page of this Twenty-Fifth Amendment.

(ii) Dalea Management shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the Dalea Management cover page of this Twenty-Fifth Amendment.

(iii) Longfellow shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the Longfellow cover page of this Twenty-Fifth Amendment.

(iv) Deut 8 shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the Deut 8 cover page of this Twenty-Fifth Amendment.

(v) Malone Mitchell possesses the sole power to vote and the sole power to dispose the amount of the Issuer’s common shares listed in Rows 7 and 9 of the Malone Mitchell cover page of this Twenty-Fifth Amendment. Malone Mitchell shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the Malone Mitchell cover page of this Twenty-Fifth Amendment.

(vi) Amy Mitchell possesses the sole power to vote and the sole power to dispose the amount of the Issuer’s common shares listed in Rows 7 and 9 of the Amy Mitchell cover page of this Twenty-Fifth Amendment. Amy Mitchell shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the Amy Mitchell cover page of this Twenty-Fifth Amendment.

(vii) Alexandria Trust shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 7 and 9 of the Alexandria Trust cover page of this Twenty-Fifth Amendment.

(viii) Elizabeth Trust shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 7 and 9 of the Elizabeth Trust cover page of this Twenty-Fifth Amendment.

(ix) Noah Trust shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 7 and 9 of the Noah Trust cover page of this Twenty-Fifth Amendment.

(x) Stevenson Briggs Mitchell shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 7 and 9 of the Stevenson Briggs Mitchell cover page of this Twenty-Fifth Amendment.

(c) Other than Malone Mitchell, who received 52,090 shares of Common Stock on June 3, 2020 pursuant to the TransAtlantic Petroleum Ltd. 2019 Long-Term Incentive Plan (incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement filed with the SEC on April 18, 2019), none of the Reporting Persons effected any transaction in the Common Stock during the past 60 days.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by the addition of information set forth in Item 4 above, which information is incorporated into this Item 6 by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description	Filing
1	Final Proposal	Filed herewith.
2	Joint Filing Agreement	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2020

DALEA PARTNERS, LP

By:	Dalea Management, LLC, its general partner

By:	/s/ N. Malone Mitchell 3rd
Name:	N. Malone Mitchell 3rd
Title:	Manager

DALEA MANAGEMENT, LLC

By:	/s/ N. Malone Mitchell 3rd
Name:	N. Malone Mitchell 3rd
Title:	Manager

LONGFELLOW ENERGY, LP

By:	Deut 8, LLC, its general partner

By:	/s/ N. Malone Mitchell 3rd
Name:	N. Malone Mitchell 3rd
Title:	Manager

DEUT 8, LLC

By:	/s/ N. Malone Mitchell 3rd
Name:	N. Malone Mitchell 3rd
Title:	Manager

/s/ N. MALONE MITCHELL 3rd
N. MALONE MITCHELL 3rd

/s/ AMY MITCHELL
AMY MITCHELL

ALEXANDRIA NICOLE MITCHELL TRUST #2005

By:	/s/ Barbara A. Pope
Name:	Barbara A. Pope
Title:	Trustee

ELIZABETH LEE MITCHELL TRUST #2005

By:	/s/ Barbara A. Pope
Name:	Barbara A. Pope
Title:	Trustee

NOAH MALONE MITCHELL, 4th TRUST #2005

By:	/s/ Barbara A. Pope
Name:	Barbara A. Pope
Title:	Trustee

STEVENSON BRIGGS MITCHELL

By:	/s/ Stevenson Briggs Mitchell
Name:	Stevenson Briggs Mitchell